Exhibit 99.3

ARCHER - Share capital increase
31|08|2011

Hamilton, Bermuda (August 31, 2011)

Archer Limited (OSE: ARCHER) have issued 12.7 million new shares, pursuant to the previously announced Private Placement on August 26.
The authorized share capital of Archer Limited is USD 1,200,000,000 divided into 600,000,000 common shares of par value USD 2.00 each. Fully paid and outstanding share capital of Archer Limited following the share capital increase is USD 672,338,004 divided into 336,169,002 fully paid common shares of par value of USD 2.00 each.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)